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EXHIBIT 99.5(n)

Addendum to Portfolio Management Agreement
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                ADDENDUM TO THE PORTFOLIO MANAGEMENT AGREEMENT

     The Portfolio Management Agreement ("Agreement") made the 5th day of December, 1994, between Pacific Mutual Life Insurance Company ("Pacific Mutual"), a life insurance company domiciled in California, Smith Barney Mutual Funds Management Inc. (formerly known as Mutual Management Corp.) on behalf of its Greenwich Street Advisors Division ("Greenwich", "Portfolio Manager"), a New York corporation, and Pacific Select Fund (the "Fund"), a Massachusetts Business Trust, is hereby amended as set forth in this Addendum to the Portfolio Management Agreement, which is dated as of January 1, 1997.

     WHEREAS, the Fund is registered with the Securities and Exchange Commission as an open-end management investment company;

     WHEREAS, the Fund offers shares in several Portfolios, two of which are designated the Equity Portfolio and the Bond and Income Portfolio (referred to as "Series" in the Agreement and hereinafter referred to as "Portfolios");

     WHEREAS, pursuant to the Agreement, Pacific Mutual and the Fund have appointed Greenwich as Portfolio Manager to the Portfolios and Greenwich has accepted such appointment;

     WHEREAS, Pacific Mutual, Greenwich, and the Fund desire to amend Section 4 of the Portfolio Management Agreement;

     NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed among Pacific Mutual, Greenwich, and the Fund that
Section 4 of the Agreement be amended to read as follows:

          4.   Compensation.  For the services provided and the expenses borne
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by the Portfolio Manager pursuant to this Agreement, the Adviser will pay to the
Portfolio Manager a fee based on the aggregate average daily net assets of the Equity Portfolio and the Bond and Income Portfolio, at an annual rate equal to
 .45% of the Portfolios' aggregate average daily net assets on the first $100 million, .40% of the Portfolios' aggregate average daily net assets on the next $100 million, .35% of the Portfolios' aggregate average daily net assets on the next $200 million, .30% of the Portfolios' aggregate average daily net assets on the next $600 million, and .20% of the Portfolios' aggregate average daily net assets in excess of $1 billion. This fee shall be computed and accrued daily and payable monthly.

     This Addendum shall take effect on January 1, 1997, provided it has been approved by the requisite shareholder vote pursuant to the Investment Company Act of 1940.
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     IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed as of the date first indicated above.

                                      PACIFIC MUTUAL LIFE INSURANCE

/s/ Audrey L. Milfs                   By:  /s/ Thomas C. Sutton
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Attest                                   Title: Chairman of the Board,
Title: Secretary                         Director and Chief Executive Officer


                                      SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.

/s/ Kenneth A. Egan                   By:  /s/ Thomas B. Stiles II
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Attest                                   Title: Chairman and CEO of
Title: Managing Director                        Greenwich Street Advisors


                                      PACIFIC SELECT FUND

/s/ Audrey L. Milfs                   By:  /s/ Thomas C. Sutton
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Attest                                   Title: President
Title: Secretary